FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2008
February 7, 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F                       Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                       No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

Interim management report

This constitutes the Interim Management Report on Form 6-K of British Sky Broadcasting Group plc (the ‘‘Company’’) prepared in accordance with International Accounting Standard 34 ‘‘Interim Financial Reporting’’ (‘‘IAS 34’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and as adopted by the European Union (‘‘EU’’).

Forward looking statements

This document contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, Direct-to-Home (‘‘DTH’’) subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management costs, administration costs and other costs, marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (‘‘UK’’) and Republic of Ireland (‘‘Ireland’’).

Information on the significant risks and uncertainties associated with our business is described in ‘‘Review of the business – Risk factors’’ in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

British Sky Broadcasting Group plc Interim Management Report 2008
1

Review of the business

Chief Executive Officer’s statement

“We have made good progress in the first half of the financial year, with strong levels of customer and product growth across the board. Our multi-product strategy and focus on quality customer growth is delivering real benefits to the business, both in terms of customer loyalty and average revenue per subscriber.

Nearly half of our customers now take an additional product from us and this, in combination with our decision to reduce the use of viewing package discounts in acquisition and retention, is driving improved customer loyalty and lower churn.

We remain the fastest growing provider of broadband and fixed line telephony in the UK with over 1.2 million broadband and 900,000 telephony customers. There is strong demand from consumers to consolidate their broadband and telephony services with one supplier, and the quality and value of our products positions us well to benefit from this trend.

Our content offering has never been better and we have achieved strong success over the last six months, with record audiences across Sky One, Sports and Movies. We give customers the flexibility and choice that allows them to watch entertainment as it should be, across a variety of different platforms.

Looking to the year ahead, a combination of our product range, which offers outstanding choice and value, and the quality of our existing customer base positions us well despite uncertain economic conditions.”

Jeremy Darroch

Chief Executive Officer

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Key information

Selected financial data

Set forth below is selected financial data for British Sky Broadcasting Group plc and its subsidiaries (the “Group”) under International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the EU, as at and for each of the years in the three year period ended 30 June 2007. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2007 and 2006.

The information contained in the following tables should be read in conjunction with the “Financial and operating review” and the Group’s historical condensed consolidated interim financial statements and related notes, as well as other information included elsewhere in this document.

The selected financial data set forth below as at and for each of the half year periods ended 31 December 2007 and 31 December 2006 are derived from condensed consolidated interim financial statements included in this Interim Management Report on Form 6-K, which have been prepared in accordance with IAS 34 as issued by the IASB and as adopted by the EU. The selected financial data set forth below for each of the years in the three year period ended 30 June 2007 are derived from our Annual Report on Form 20-F filed with the SEC. The selected other financial data set forth below for each of the years in the five year period ended 30 June 2007 are derived from our Annual Report on Form 20-F filed with the SEC.

	Half year ended		Full year ended
	31 December		30 June
	2007	2006	2007	2006	2005
Consolidated Income Statement	(in £m except per share data)
Retail subscription	1,853	1,638	3,406	3,157	2,974
Wholesale subscription	88	109	208	224	219
Advertising	167	171	352	342	329
Sky Bet	24	20	47	37	32
Installation, hardware and service	148	119	212	131	128
Other	178	163	326	257	160
Revenue	2,458	2,220	4,551	4,148	3,842
Operating expense(1), (2)	(2,163)	(1,825)	(3,736)	(3,271)	(3,020)
Operating profit	295	395	815	877	822
Share of results of joint ventures and associates	8	6	12	12	14
Investment income	19	24	46	52	29
Finance costs	(82)	(69)	(149)	(143)	(87)
Profit on disposal of joint venture	67	–	–	–	9
Impairment of available-for-sale investment	(343)	–	–	–	–
(Loss) profit before tax	(36)	356	724	798	787
Taxation	(76)	(110)	(225)	(247)	(209)
(Loss) profit for the period	(112)	246	499	551	578
(Loss) earnings per share from (loss) profit for the period (in pence)
Basic	(6.4p )	14.0p	28.4p	30.2p	30.2p
Diluted	(6.4p )	14.0p	28.2p	30.1p	30.2p
Dividends per share
Dividends declared per share (in pence)(3)	7.1p	6.6p	13.3p	10.5p	7.25p
Dividends declared per share (in cents)(3)	14.5¢	12.7¢	25.9¢	18.4¢	13.7¢

	As at 31 December		As at 30 June
	2007	2006	2007	2006	2005
Consolidated Balance Sheet	(in £m except per share data)
Non-current assets	2,618	2,342	2,557	1,504	1,093
Current assets	1,629	1,787	1,363	2,283	1,363
Current liabilities	(1,894)	(2,197)	(1,499)	(1,547)	(1,150)
Non-current liabilities	(2,411)	(2,077)	(2,374)	(2,119)	(1,119)
Net (liabilities) assets	(58)	(145)	47	121	187
Capital stock(4)	2,313	2,313	2,313	2,333	2,371
Number of shares in issue (in millions)	1,753	1,753	1,753	1,791	1,868

British Sky Broadcasting Group plc Interim Management Report 2008
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Key information

continued

Selected other financial data

	As at 31 December		As at 30 June
	2007	2006	2007	2006	2005	2004	2003
Statistics	(in thousands)
Distribution of Sky Channels
DTH homes	8,832	8,441	8,582	8,176	7,787	7,355	6,845
Cable homes(5)	1,308	4,002	1,259	3,898	3,872	3,895	3,871
Total Sky pay homes	10,140	12,443	9,841	12,074	11,659	11,250	10,716
DTT homes(6)	9,332	7,703	9,139	6,402	5,178	4,424	1,790
Broadband homes	1,199	193	716	–	–	–	–
Sky Talk homes	915	223	526	–	–	–	–

Notes

(1)

Included within operating expense for the half year ended 31 December 2006 and full year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was disclosed as a contingent asset in the Group’s Annual Report on Form 20-F for the year ended 30 June 2006.

(2)

Included within operating expense for the half year ended 31 December 2007 is £12 million (2007: half year: £6 million; full year £16 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. For further details see “Financial and operating review – Contingent assets and liabilities”.

(3)	Dividends are recognised in the period in which they are approved.
(4)	Capital stock includes called-up share capital and share premium.
(5)

The number of cable homes is as reported to us by the cable operators. The reported number of cable homes reflects the impact of Virgin Media ceasing to carry Sky’s basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007.

(6)

The DTT homes number consists of Ofcom’s estimate of the number of homes where DTT is the only platform. The number of DTT homes for all periods disclosed above is based on Ofcom’s Digital Television Update published quarterly in arrears.

Factors which materially affect the comparability of the selected financial data

Available-for-sale investment

At 31 December 2007, we recorded an impairment loss of £343 million in the carrying value of our equity investment in ITV plc (“ITV”). For further details see note 5 to the “Condensed consolidated interim financial statements”.

Business combinations

During half year fiscal 2008, we completed the acquisition of Amstrad plc (“Amstrad”). The results of this acquisition were consolidated from the date on which control passed to the Group (5 September 2007).

During fiscal 2007, we completed the acquisition of 365 Media Group plc (“365 Media”). The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).

During fiscal 2006, we completed the acquisition of Easynet Group plc (“Easynet”). The results of this acquisition were consolidated from the date on which control passed to the Group (6 January 2006).

Disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). The Group recognised a profit on disposal of £67 million.

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.

Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

British Sky Broadcasting Group plc Interim Management Report 2008
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The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
July 2007	2.0626	2.0114
August 2007	2.0426	1.9813
September 2007	2.0389	1.9920
October 2007	2.0777	2.0279
November 2007	2.1104	2.0478
December 2007	2.0658	1.9774

Full year ended 30 June	Period end	Average (1)	High	Low
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138
2007	2.0063	1.9463	2.0063	1.8203

Half year ended 31 December	Period end	Average (1)	High	Low
2006	1.9586	1.9131	1.9794	1.8203
2007	1.9843	2.0351	2.1104	1.9774
(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.

On 4 February 2008, the noon buying rate was US$1.9777 per £1.00.

Responsibility statement

The Directors confirm that to the best of their knowledge:

•	The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34.
•	The interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 of the Disclosure and Transparency Rules.

Neither the Company nor the Directors accept any liability to any person in relation to the interim management report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

Jeremy Darroch
Chief Executive Officer

British Sky Broadcasting Group plc Interim Management Report 2008
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Risk factors

This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in ‘‘Financial review – Financial and operating review – Trends and other information’’. These risks could have a material adverse effect on any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

The Group’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group’s ability to operate or compete effectively.

The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities, from time to time. The regimes which affect the Group’s business include broadcasting, telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group’s business. The Group’s business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group’s business, or that of any of the Group’s competitors, could have a material adverse effect on the Group’s business and/or the results of its operations.

The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group’s operations, including those conducted prior to the date of this filing.

On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Interested parties, including the Group, are invited to respond to the consultation document before 26 February 2008 by providing views on Ofcom’s initial assessment of the operation of the pay TV industry, with a view to enabling it to examine whether there are competition issues that merit further action (which could include a market reference to the Competition Commission (‘‘CC’’)). At this stage, the Group is unable to determine whether Ofcom’s investigation will have a material effect on the Group.

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC.

In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State for Business, Enterprise and Regulatory Reform (‘‘SoS’’), for him to decide what action to take. The CC concluded that a relevant merger situation had been created, granting it jurisdiction, and that the creation of that situation may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group which may be expected to operate against the public interest. The CC recommended, by way of remedy, that the Group be required to divest part of its stake such that it holds less than 7.5% of ITV’s issued share capital. The SoS announced on 29 January 2008 his decision to make an adverse public interest finding taking account of the CC’s decision that the transaction results in a substantial lessening of competition in the UK market for all-TV. The SoS also decided to impose on the Group the remedies recommended by the CC to address the substantial lessening of competition identified in the CC’s report: divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed), and behavioural undertakings from the Group requiring the Group not to dispose of the shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV. The Group is currently considering its right to appeal the decisions of the SoS and/or the CC and is unable to determine the effect that these matters will have on the Group until such matters have been finally resolved.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.

The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group’s competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group’s competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group’s (and/or competing) services may be subject to rapid technological change. The Group’s competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.

The Group’s advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group’s advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. The Group cannot be certain that these factors will always be favourable to the Group and therefore that any related developments or changes will not have a negative impact on the Group’s advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers with Sky+ (or any other PVR) or viewers of on-demand programming may choose not to view advertising including that on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of PVR devices similar to Sky+ and/or the development of on-demand services by other operators.

The Group’s ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its subscribers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available.

The future demand and speed of take up of the Group’s DTH service, and the Group’s broadband and telephony services will depend upon the Group’s ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group’s services will also depend upon the Group’s ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/ or a decline in consumer confidence on the Group’s ability to continue to attract and retain subscribers is uncertain. Therefore, the Group cannot be certain that the current

British Sky Broadcasting Group plc Interim Management Report 2008
6

or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.

The Group’s business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group’s DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group’s contracts with satellite providers were terminated, this would have a material adverse effect on the Group’s business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group’s transmission systems or up linking facilities, could have a material adverse effect on its business and operations.

The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, supply chain management systems and its telecommunications network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.

In terms of the delivery of the Group’s broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.

In addition, the Group’s network and other operational systems are subject to several risks that are outside the Group’s control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.

Any failure of the Group’s technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group’s operations could have a material adverse effect on its business.

There is a large existing population of digital satellite reception equipment used to receive the Group’s services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smart cards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group’s business.

The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to close the EPG launch queue. To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the Group wishes to carry out such software downloads in order to accommodate additional and increasingly complex services and this course of action is no longer available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed on subscribers’ premises.

Failure of key suppliers could affect the Group’s ability to operate its business.

The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group’s requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group’s ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group’s business.

Sky Talk relies on telecommunications services from network operator THUS plc and failure on the part of THUS plc to meet the Group’s requirements for whatever reason may affect the Group’s ability to deliver its telephony services to Sky Talk subscribers.

The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group’s network (BES) and finally individual copper lines that go between the central office equipment and the end user’s house (primarily SMPF lines). Outside of the Group’s LLU areas the Group uses BT Wholesale’s IP stream ‘‘bitstream’’ product to provide broadband connectivity to end users. The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom’s Strategic Review of Telecommunications (the ‘‘BT Undertakings’’). These stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an ‘‘Equality of Access Board’’ whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group’s business.

The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.

Direct DTH access to the Group’s services is restricted through a combination of physical and logical access controls, including smart cards which the Group provides to its individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of encryption and other protection technology could impact the Group’s revenue from those operators and from its own customers.

The Group’s network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group’s systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group’s customers, could have a material adverse effect on the Group’s business.

The Group undertakes significant capital expenditure projects, including technology and property projects.

As is common with capital expenditure projects, there is a risk that the Group’s capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.

The Group’s investment in ITV could be subject to future events outside of the Group’s control which could result in a loss in value of the Group’s investment.

On 17 November 2006 the Group acquired 696 million shares in ITV at a price of 135 pence per share and on 31 December 2007 the Group recorded an impairment of £343 million in the carrying value of its investment in ITV attributable to the significant and prolonged decline in the equity share price of ITV. Following this impairment the Group is required to recognise the effect of further decline in the value of the equity share price of ITV in the income statement. If the Group were to dispose of all or part of its stake in ITV at a price lower than the equity market price on the date of disposal, the Group would be required to recognise a loss on disposal.

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Risk factors

continued

The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

The Group’s services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group’s rights or content which it owns or licenses, without the Group’s, or the rights holder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.

The Group generates wholesale revenue from a limited number of customers.

The Group’s wholesale customers, to whom it offers certain of the Sky Channels and from whom it derives its wholesale revenue, have comprised principally ntl and Telewest which merged in 2006 and have been rebranded as Virgin Media. Since 28 February 2007, Virgin Media has not carried the Sky Basic Channels but continues to carry all of the Sky Premium Channels on its digital networks (and offers Sky Sports 1 and Sky Sports 2 to its remaining analogue cable subscribers). Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group’s channels, may adversely influence the Group’s wholesale revenue and other revenue which the Group receives from Virgin Media in connection with supply of the Sky Premium Channels which may negatively affect the Group’s business.

The Group is subject to a number of medium and long-term obligations.

The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group’s business.

Government regulation

Regulatory Update

European Commission Investigation – Football Association Premier League

The European Commission’s investigation into the Football Association Premier League’s (‘‘FAPL’’) joint selling of exclusive broadcast rights to football matches concluded with the European Commission’s adoption, in March 2006, of a decision making commitments offered by the FAPL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL’s auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auctions of rights during this period. Among other things, the commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. They provide for live TV rights to be sold in six balanced packages, with no one bidder being allowed to buy all six packages and packages being sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights to broadcast via mobile phones.

The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.

The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission’s decision does not address competition issues which may arise from contracts for rights in relation to

FAPL matches from the 2007/08 season onwards: any such issues could be assessed separately under the competition rules at either a European or national level.

Pay TV Market Investigation

On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Interested parties, including the Group, are invited to respond to the consultation document before 26 February 2008 by providing views on Ofcom’s initial assessment of the operation of the pay TV industry, with a view to enabling it to examine whether there are competition issues that merit further action. At this stage, the Group is unable to determine whether Ofcom’s investigation will have a material effect on the Group.

Review of wholesale digital television broadcasting platforms

In October 2006, Ofcom published a document setting out the scope and timetable for a review of wholesale digital television broadcasting platforms. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets, to be used to inform regulation of conditional access, access control and EPG listing, and to review the competition conditions in the DTT multiplex licences. In its consultation document in relation to its pay TV market investigation (see above), Ofcom stated that the more strategic issues which might be considered in this platform review overlap with issues raised in the market investigation, and that the latter may be a better vehicle for consideration of such issues. Ofcom also stated that it has therefore given priority to the market investigation and expects to restart the platform review once there is greater clarity as to the likely range of outcomes of the market investigation. At this stage, the Group is unable to determine whether Ofcom’s platform review will have a material effect on the Group.

The Group’s investment in ITV

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the Competition Commission (‘‘CC’’).

In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State for Business, Enterprise and Regulatory Reform (‘‘SoS’’), for him to decide what action to take. The CC concluded that a relevant merger situation had been created, granting its jurisdiction, and that the creation of that situation may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group which may be expected to operate against the public interest. The CC recommended, by way of remedy, that the Group be required to divest part of its stake such that it holds less than 7.5% of ITV’s issued share capital. The SoS announced on 29 January 2008 his decision to make an adverse public interest finding taking account of the CC’s decision that the transaction results in a substantial lessening of competition in the UK market for all-TV. The SoS also decided to impose on the Group the remedies recommended by the CC to address the substantial lessening of competition identified in the CC’s report: divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed), and behavioural undertakings from the Group requiring the Group not to dispose of the shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV. The Group is currently considering its right to appeal the decisions of the SoS and/or the CC and is unable to detemine the effect that these matters will have on the Group until such matters have been finally resolved.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

Application to amend Digital Television Programme Services licence

In February 2007, we announced that we are developing plans for the launch of a subscription television service on the DTT platform to be retailed under the Picnic brand. An application to amend our Digital Television Programme Services licence to enable us to launch these new pay TV channels on the DTT platform was submitted to Ofcom in April 2007. In October 2007 Ofcom published a consultation on the proposal to launch Picnic. Ofcom has not yet published the results of this consultation.

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Financial review

Introduction

The following discussion and analysis is based on, and should be read in conjunction with, the “Condensed consolidated interim financial statements”. The interim financial statements have been prepared in accordance with IAS 34, as issued by the IASB and as adopted by the EU.

Overview and recent developments

During the half year ended 31 December 2007 (“the current period”), total revenue increased by 11% to £2,458 million, compared to the half year ended 31 December 2006 (“the prior period”). Operating profit for the current period was £295 million, resulting in an operating profit margin of 12%, compared to 18% in the prior period. Loss for the current period was £112 million, generating a basic loss per share of 6.4 pence, compared to earnings per share of 14.0 pence in the prior period.

At 31 December 2007, the total number of DTH subscribers in the UK and Ireland was 8,832,000, representing a net increase of 250,000 subscribers in the current period. At 31 December 2007, the total number of Sky+ subscribers was 3,131,000, representing 35% of total DTH subscribers. This represents growth in Sky+ subscribers of 32% in the current period. The number of Multiroom subscribers also continued to grow strongly, increasing by 188,000 in the current period to 1,531,000, representing 17% penetration of total DTH subscribers. The Group launched HD on 22 May 2006, and in the current period the total number of Sky HD subscribers grew by 130,000 to 422,000, representing 5% of total DTH subscribers.

DTH churn (annualised) for the current period was 10.6% (2007: half year: 11.8%). We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). The decrease on the prior period reflected the benefit of additional product penetration and the decision made during the prior year not to renew viewing package discounts and improved price transparency.

Cable subscribers to the Group’s channels decreased to 1,308,000 compared to 4,002,000 in the prior period. This reflects both a further reduction in the number of cable television subscribers to Sky’s Premium Channels and the effect of Virgin Media, the cable retailer, ceasing to carry Sky’s basic channels on its platform, following the expiry of an agreement at the end of February 2007.

On 17 July 2006, the Group launched a broadband service for its DTH subscribers. Sky Broadband continues to grow strongly, increasing by 483,000 customers in the current period to 1,199,000. By the end of the current period, we had unbundled 1,169 telephone exchanges (representing 71% network coverage). The number of Sky Talk customers reached 915,000, representing an increase of 389,000 customers in the current period.

On 17 November 2006, we acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million. At 31 December 2007, the Group recorded an impairment loss of £343 million in the carrying value of its available-for-sale investment in ITV. The fair value of the investment in ITV was determined with reference to its equity share price at the balance sheet date. In accordance with International Accounting Standard 39 “Financial Instruments: Recognition and measurement” (“IAS 39”) the effect of any further decline in the value of the equity share price of ITV will be recognised in the Group’s income statement. This investment has been the subject of a review by the CC and the SoS (see “Government regulation – Regulatory Update” for further details) and the Group is currently considering its right to appeal the decisions of the SoS and/or the CC.

On 5 September 2007, we announced that all the conditions of our offer for the entire issued share capital of Amstrad had been satisfied or waived, and accordingly the offer was declared unconditional in all respects. The total consideration paid amounted to approximately £127 million resulting in provisional goodwill of £97 million, and was principally funded from a loan note alternative and our existing cash balances. The acquisition of Amstrad is intended to provide the Group with an in-house product design and development capability, an ability to accelerate the development of new and more innovative products for customers, greater control over product design and technical specification and a reduction in supply chain procurement costs.

Major non-cash transactions

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). This realised a profit on disposal of £67 million.

Corporate

The Board of Directors is proposing an interim dividend of 7.1 pence per ordinary share, representing growth of 8% over the prior period interim dividend. The ex-dividend date will be 26 March 2008 and the dividend will be paid on 18 April 2008 to shareholders of record on 28 March 2008.

On 6 December 2007, Rupert Murdoch resigned as Non-Executive Chairman of the Company and James Murdoch was appointed to the role. On the same day, James Murdoch relinquished his position of Chief Executive Officer and Jeremy Darroch was appointed in his place.

Operating results

Revenue

Our revenue is principally derived from retail subscription, wholesale subscription, advertising on our wholly-owned channels, the provision of interactive betting and gaming, and installation, hardware and servicing.

Our retail subscription revenue is a function of the number of DTH subscribers, the mix of services provided and the rates charged. Revenue from the provision of pay-per-view services, which include Sky Box Office, is included within retail subscription or wholesale subscription revenue, as appropriate. Retail subscription revenue also includes retail broadband subscription and Sky Talk revenue. Historically DTH subscriber acquisitions have tended to be higher in the first half of the Group’s fiscal year, which as a result of the Group expensing the cost of acquiring subscribers as incurred, has tended to provide a modest weighting of profit towards the second half of the year.

Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable platforms, is a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.

Sky Bet revenue represents our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.

Other revenue principally includes income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform, technical platform service revenue, electronic programme guide fees, the provision of business broadband, network services and customer management service fees.

Operating expense

Our operating expense arises from programming, transmission and related functions, marketing, subscriber management and administration costs.

Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired

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Introduction

continued

from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”). The Group offered multiplexed versions of our movie channels on the DTH platform and on digital cable which incurred no additional variable rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.

Transmission and related functions costs are primarily dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily acquired from the SES Astra and Eutelsat Eurobird satellites. Transmission and related functions costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group’s broadband network and Sky Talk product.

Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to the growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential subscribers); and (iii) the cost of providing and installing digital satellite reception equipment to customers in excess of the relevant amount actually received from customers for such equipment and installation.

Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH subscriber levels and additions to subscribers in the period.

Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.

For certain trend information related to our revenue and operating expense, see the “Trends and other information” section below.

Financial and operating review

Half year ended 31 December 2007 compared to half year ended 31 December 2006

Revenue

The Group’s revenues can be analysed as follows:

	Half year ended		Half year ended
	31 December 2007		31 December 2006
	£m	%	£m	%
Retail subscription	1,853	75	1,638	74
Wholesale subscription	88	4	109	5
Advertising	167	7	171	8
Sky Bet	24	1	20	1
Installation, hardware and service	148	6	119	5
Other	178	7	163	7
	2,458	100	2,220	100

Retail subscription revenue increased by 13% on the comparable period. The increase of £215 million was driven by a 5% increase in the average number of DTH subscribers and an 8% increase in average retail revenue per subscriber, reflecting the Group’s decision made during the prior year not to renew viewing package discounts, the September television package price increase, additional pay per view revenue and increasing additional product penetration.

The total number of UK and Ireland DTH subscribers increased by 250,000 in the current period, to 8,832,000. This was as a result of gross subscriber additions of 712,000 in the current period and a decrease in annualised DTH churn from 11.8% to 10.6%.

Wholesale subscription revenue decreased by £21 million in the current period. This reflects both a further reduction in the number of cable television subscribers to Sky’s Premium Channels and the effect of Virgin Media ceasing to carry Sky’s basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007. At 31 December 2007, there were 1,308,000 (31 December 2006: 4,002,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue decreased by £4 million in the current period, reflecting the non-renewal of the contract to supply Sky’s basic channels to Virgin Media at the end of February 2007, offset in part by an increase in Sky’s remaining share of a growing UK television advertising sector in the current period.

Sky Bet revenue increased by £4 million in the current period as a result of growth in internet sports betting and television games. This increase reflected the inclusion of an additional £3 million of revenue generated by 365 Media (which was acquired in January 2007).

Installation, hardware and service revenue increased by £29 million in the current period due to higher volumes of new and upgrading customers choosing premium priced hardware, including Sky+ and HD PVRs.

Other revenue of £178 million increased by £15 million in the current period. This increase reflected additional revenue generated from set-top box sales from Amstrad (acquired in September 2007) and growth in website revenues partly offset by lower Sky Active revenue.

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Operating expense

The Group’s operating expenses can be analysed as follows:

	Half year ended		Half year ended
	31 December 2007		31 December 2006
	£m	%	£m	%
Programming	858	40	748	41
Transmission and related
functions	254	12	181	10
Marketing	405	19	375	21
Subscriber management	379	17	313	17
Administration	267	12	208	11
	2,163	100	1,825	100

Within programming expense, Sky Sports channels’ programming costs increased by 12% to £466 million in the current period. This increase was principally a result of the new FAPL agreement for the 2007/8 to 2009/10 seasons. The annual cost of the FAPL rights is fixed over the three year period of the contract. Sky Movies channels’ programming costs of £143 million were in line with the prior period. News and entertainment programming costs increased by 2% to £101 million in the current period, primarily due to continued investment in programming for Sky One.

Included within programming expense for the current period are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by £57 million to £148 million in the current period. This increase was a result of a non-recurring £65 million receipt in the prior period, arising from certain contractual rights under one of the Group’s channel distribution agreements, and additional current period costs including an increase in payments made to Setanta Sports Sarl to include their Premier League games in commercial subscriptions and a 5% increase in the average number of DTH subscribers. The increase in current period costs was more than offset by savings generated from the renewal of some of our channel distribution contracts on improved terms.

Transmission and related function costs increased by £73 million in the current period, of which £69 million related to incremental retail broadband network costs.

Marketing costs increased by £30 million in the current period. This increase was driven by new acquisitions and an increased number of upgrading customers taking premium products, higher above the line spend, and the costs of the Sky magazine re-launch, partly offset by supply chain savings following the acquisition of Amstrad and reduced broadband marketing costs reflecting higher launch costs in the prior period.

Subscriber management costs increased by £66 million in the current period due to higher volumes of new and upgrading customers choosing premium priced hardware, including Sky+ and HD PVRs, increased retail broadband and Sky Talk costs and first time costs from Amstrad (acquired in September 2007).

Administration costs increased by £59 million in the current period due to the impact of new business streams in 365 Media and Amstrad, increased legal costs as a result of ongoing regulatory reviews, and increased depreciation following further investment in infrastructure across the business.

Included within administration expense for the period ended 31 December 2007 is £12 million (2007: half year: £6 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure.

Operating profit and operating margin

Operating profit decreased by 25% to £295 million in the current period. This decrease was driven by the increase in operating expense described above, partly offset by the increase in retail subscriptions. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current period was 12%, compared to 18% in the prior period.

Joint ventures and associates

Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £2 million to £8 million in the current period.

Investment income and finance costs

Investment income decreased by £5 million to £19 million in the current period. The decrease was primarily due to lower levels of cash on deposit, subsequent to our investments in ITV and Amstrad, offset by an increase of £9 million in the dividend receivable from our investment in ITV.

Finance costs increased by £13 million to £82 million in the current period. This increase was primarily due to an increase in our total borrowings following the issue of Guaranteed Notes in May 2007 and a £4 million decrease in the gain on remeasurement of the value of derivative financial instruments not qualifying for hedge accounting.

Profit on disposal of joint venture

In December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside of the US). The fair value of consideration received was £82 million, realising a profit on disposal of £67 million.

Impairment of available-for-sale investment

At 31 December 2007, the Group recorded an impairment loss of £343 million in the carrying value of its available-for-sale investment in ITV. The fair value of ITV at the balance sheet date was determined with reference to its closing equity share price on 28 December 2007, the last trading day of the Group’s fiscal half year.

Taxation

The total tax charge for the current period of £76 million (2007: half year: £110 million) comprises a current tax charge of £76 million (2007: half year: £95 million) and a deferred tax charge of nil (2007: half year: £15 million).

Loss for the interim period and loss per share

Loss for the period was £112 million compared with £246 million profit in the prior period, mainly as a result of a decrease in operating profit of £100 million and the impairment in the available-for-sale investment of £343 million, partially offset by a profit on disposal of a joint venture of £67 million and a decrease in taxation of £34 million.

	Half year ended	Half year ended
	31 December	31 December
	2007	2006
	pence	pence
(Loss) earnings per share from (loss) profit for the
period
Basic	(6.4p)	14.0p
Diluted	(6.4p)	14.0p
Adjusted earnings per share from adjusted profit for the period
Basic	9.7p	11.3p
Diluted	9.7p	11.3p

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. See note 6 to the “Condensed consolidated interim financial statements” for a detailed reconciliation from loss to adjusted profit for the period.

Earnings per share decreased from 14.0 pence in the prior period to a loss per share of 6.4 pence in the current period. This decrease was primarily a result of the impairment loss in the available-for-sale investment in ITV recorded in the current period. Adjusted earnings per share decreased as a result of a lower profit for the period, partly offset by

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Financial and operating review

continued

the effect of our share buy-back programmes. During the prior period, 38 million shares were repurchased for cancellation.

Balance sheet

Goodwill increased by £104 million from £741 million at 30 June 2007 to £845 million at 31 December 2007, primarily due to the completion of the Amstrad acquisition during the period.

Property, plant and equipment and intangible assets increased by £34 million from £931 million at 30 June 2007 to £965 million at 31 December 2007, due to £154 million of additions in the period, partly offset by depreciation and amortisation of £120 million.

Available-for-sale investments decreased by £186 million from £797 million at 30 June 2007 to £611 million at 31 December 2007 primarily due to the effect of the decrease in the equity share price of ITV. The cumulative unrealised losses recorded in the current and prior periods by the Group in the available-for-sale reserve were transferred to the Group’s income statement.

Investments in joint ventures and associates increased by £72 million from £34 million at 30 June 2007 to £106 million at 31 December 2007, primarily due to the sale of the Group’s 100% stake in BSkyB Nature Limited. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC.

Current assets increased by £266 million from £1,363 million at 30 June 2007 to £1,629 million at 31 December 2007, predominantly due to a £280 million increase in inventories. Inventories increased primarily as a result of the timing of invoicing for the FAPL agreement.

Current liabilities increased by £395 million from £1,499 million at 30 June 2007 to £1,894 million at 31 December 2007, predominantly due to a £332 million increase in trade and other payables and an £82 million increase in current borrowings. Trade and other payables increased as a result of the timing of invoicing and payments for the FAPL agreement. Current borrowings mainly increased following the £55 million draw-down on the RCF and the issuance of £37 million of Loan Notes in relation to the purchase of Amstrad, offset by the repayment of £9 million of Loan Notes in relation to the purchase of 365 Media.

Foreign exchange

For details of the impact of foreign currency fluctuations on our financial position and performance, see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.

Contingent assets and liabilities

The Group has served a claim for a material amount against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed: (i) a constructive refusal to supply the Group’s basic pay television channels to Virgin Media group for supply via Virgin Media group’s cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group’s television channels as part of the Group’s retail channel offering; and (iii) the Group’s purchase of a significant shareholding in ITV (which purchase was, it is alleged, designed principally to damage Virgin Media group’s ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s)

contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group’s basic pay television channels to Virgin Media and for the licensing of Virgin Media group’s television channels, for on-supply to the Group’s subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group’s alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group’s allegations that it had infringed Article 82 EC or Chapter II prohibition. A start date for trial has been provisionally set for February 2009. It is, at this stage, too early to estimate the likely outcome of the proceedings.

Liquidity and capital resources

An analysis of the movement in our net debt (including related fees) is as follows:

	As at			As at
	1 July	Cash	Non-cash	31 December
	2007	movements	movements	2007
	£m	£m	£m	£m
Current borrowings	16	45	37	98
Non-current borrowings	2,014	–	24	2,038
Debt	2,030	45	61	2,136
Borrowings-related derivative
financial instruments	258	–	(31)	227
Cash and cash equivalents	(435)	46	–	(389)
Short-term deposits	(15)	14	–	(1)
Net debt	1,838	105	30	1,973

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.

Management uses net debt to calculate and track adherence to the Group’s borrowing covenants. Management monitors the Group’s net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody’s and Standard & Poor’s in their assessment of the Group’s credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.

Our long-term funding comes primarily from our issued equity and US dollar and sterling-denominated public debt raised in 1999, 2005 and 2007. As at 31 December 2007, the Group’s net debt was £1,973 million. The public bond debt issued in 1999 is repayable in fiscal years 2009 and 2010, and we currently believe that our existing cash resources, combined with RCF availability will enable us to meet the repayment requirements. The public bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035) and the public bond debt issued in 2007 (which is repayable in 2027) has been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy. For details of our treasury policy and use of financial instruments see “Quantitative and qualitative disclosures about market risk”.

Our principal source of liquidity is cash generated from operations, combined with access to the £1 billion RCF, which we entered into in November 2004. At 31 December 2007, this facility was drawn by £55 million for general corporate purposes (30 June 2007: undrawn). Furthermore, on 3 April 2007, the Group established a Euro Medium Term Note Programme (“the Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion, of which £300 million was utilised for the May 2007 Bond issue.

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Guaranteed Notes

At 31 December 2007, the Group had in issue the following publicly-traded Guaranteed Notes:

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into an interest rate hedging arrangement in respect of £61 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group pays floating six months London Inter-Bank Offer Rate (“LIBOR”) plus a margin of 3.490% on £61 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further hedging arrangement in respect of an additional £61 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%.In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increased from 2.460% to 2.840%. In order to incre ase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt. The effect of this arrangement was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.818% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 December 2007, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.

US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.

£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of this debt. The effect of this hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of this debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect. On 21 June 2007, the Group entered into interest rate hedging arrangements in respect of a further £50 million of debt whereby, from June 2007, the Group will pay floating six months LIBOR minus 0.229%.

£300 million of 6.000% Guaranteed Notes, repayable in May 2027, which were issued in May 2007. The fixed coupon is payable annually.

US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.

During the year ended 30 June 2007, the Group repaid the US$300 million of 7.300% Guaranteed Notes on 16 October 2006.

Loan Notes

The Group issued Loan Notes of £37 million during the current period as part consideration for the purchase of Amstrad. The notes are repayable at the option of the note holders either on 31 March or on 30 September in any year between 31 March 2008 and 30 September 2017, at which time the notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012. After this date the Group will pay floating six month LIBOR minus 0.500%. The coupon is payable semi-annually.

The Group issued Loan Notes of £16 million during the prior period as part consideration for the purchase of 365 Media. The notes are repayable at the option of the note holders either on 30 June or on 31 December in any year between the first date on which all of the relevant holdings of Loan Notes have been in issue for more than six months and 31 December 2009. Under the terms of the Loan Notes, the Group pays floating twelve months LIBOR minus 1.000%. The coupon is payable annually. £9 million of Loan Notes were repaid during the current period.

Revolving Credit Facility

In November 2004, the Company entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of 30 July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement).

We are subject to two financial covenants under our revolving credit facility; a maximum leverage ratio and a minimum coverage ratio, which are tested at the end of each six monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1. We were in compliance with these covenants for all periods presented.

At 31 December 2007, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 2.1:1 (30 June 2007: 1.8:1). In the period ended 31 December 2007, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 7.3:1 (30 June 2007: 9.8:1).

The following guarantees are in place relating to the Group’s borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc and BSkyB Publications Limited have given joint and several guarantees in relation to the Company’s £1 billion RCF, (b) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Finance UK plc, BSkyB Publications Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, £300 million and £100 million Guaranteed Notes issued by the Company, (c) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited and BSkyB Publications Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes issued by BSkyB Finance UK plc.

Cash flows

During the current period, cash generated from operations was £429 million, compared with £365 million in the prior period. The decrease in operating profit of £100 million was more than offset by working capital savings and higher depreciation and amortisation expense. Net cash from operating activities was further impacted by a decrease in interest received and an increase in taxation paid in the current period.

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Financial and operating review

continued

During the current period, payments for property, plant and equipment and intangible assets were £153 million, compared with £158 million in the prior period, following further progress on a number of capital expenditure and infrastructure projects. A total of £55 million has been invested in the broadband infrastructure, and £14 million was invested to progress the Group’s property and infrastructure projects. We also made payments in the period totalling £8 million to a third party for development of encryption technology, which has been capitalised as an intangible asset. The remaining £76 million was spent on a number of projects including information systems infrastructure, broadcast equipment and the development of new products and services.

Payments for the purchase of subsidiaries amounting to £71 million in the current period were primarily due to the acquisition of Amstrad (for further details of the acquisition in the current period see note 10d of the “Condensed consolidated interim financial statements”). During the prior period, payments for the purchase of subsidiaries amounting to £19 million comprised the acquisitions of You Me TV Limited, News Optimus Limited and Aura Sports Limited.

In the prior period purchases of available-for-sale investments of £975 million comprised the acquisition of shares in ITV on 17 November 2006 for total consideration of £946 million and the acquisition of shares in 365 Media for cash consideration of £29 million, following the announcement of our recommended cash offer.

During the current period the Group received proceeds of £54 million from the draw-down of the RCF, compared to £550 million in the prior period.

On 4 November 2005, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 92 million Ordinary Shares of the Company. During the prior period, the Company purchased, and subsequently cancelled, 38 million Ordinary Shares at an average price of 555 pence per share, for a consideration of £214 million. This represents 2% of called-up share capital at the beginning of the comparative half year period. The buy-back authority was not renewed at the Company’s Annual General Meeting held on 3 November 2006.

During the current period, interest payments were £86 million, compared to £92 million in the prior period. This decrease in payments reflects timing differences on interest payments for Guaranteed Notes.

During the current period, we made equity dividend payments of £156 million, compared to £117 million in the prior period. We expect that future payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.

The above cash flows, in addition to other net cash movements of £10 million and non-cash movements of £30 million, resulted in an increase in net debt of £135 million to £1,973 million.

Tabular disclosure of contractual obligations

A summary of our contractual obligations and commercial commitments due by period at 31 December 2007 is shown below:

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations
– Programme rights(1)	2,265	910	1,223	102	30
– Set-top boxes	292	292	–	–	–
– Third party payments(2)	117	44	62	11	–
– Transponder capacity(3)	302	64	82	60	96
– Property(4)	145	74	71	–	–
– Capital expenditure	29	29	–	–	–
– Other	63	36	22	5	–
Borrowings(5)	2,077	99	727	–	1,251
Interest costs	1,371	158	201	174	838
Operating leases(6)	217	31	55	42	89
Finance leases(7)	67	1	1	2	63
	6,945	1,738	2,444	396	2,367

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1)

At 31 December 2007, the Group had minimum television programming rights commitments of £2,265 million (30 June 2007: £2,638 million), of which £450 million (30 June 2007: £527 million) related to commitments payable in US dollars for periods of up to nine years (30 June 2007: six years).

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £248 million (US$495 million) of commitments (30 June 2007: £284 million (US$569 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £7 million (30 June 2007: £10 million) if subscriber numbers were to remain at current levels.

(2)

The third party payment commitments are in respect of distribution agreements for the Sky Distributed Channels and are for periods of up to six years (30 June 2007: seven years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £739 million (30 June 2007: £968 million).

(3)

Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to thirteen years (30 June 2007: thirteen years).

(4)	On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.
(5)	Further information concerning borrowings is given in “Liquidity and capital resources” above.
(6)	At 31 December 2007, our operating lease obligations totalled £217 million (30 June 2007: £206 million), the majority of which related to property leases.
(7)

At 31 December 2007, our obligations under finance leases were £67 million (30 June 2007: £66 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in March 2040).

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Trends and other information

The significant trends which have a material effect on our financial performance are outlined below.

The number of DTH subscribers increased by 250,000 in the current period to 8,832,000, compared to growth of 265,000 in the prior period. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the current period – by 32% and 14% respectively – representing a penetration of total DTH subscribers of 35% and 17% respectively. We reached our target of 25% Sky+ penetration in the third quarter of fiscal 2007, three years earlier than we targeted. We expect Multiroom subscriber growth to continue, consistent with achieving our target of 30% Multiroom penetration of DTH subscribers in 2010. On 22 May 2006, we launched our HD service, and at 31 December 2007, there were 422,000 HD subscribers representing a 5% penetration of total DTH subscribers, an increase of 130,000 in the current period. As previously projected, annualised DTH churn has declined in the current period. Annualised DTH churn for the current period was 10.6%, compared to 11.8% in the prior period, reflecting increased product penetration, and the decision made during fiscal 2007 to reduce viewing package discounts and improve price transparency. Over the medium term we expect our DTH churn to remain broadly in line with the current period. We launched our retail broadband service on 18 July 2006, and at 31 December 2007 there were 1,199,000 broadband customers. We expect continued growth in the number of retail broadband connections activated in future periods. The number of Sky Talk subscribers increased by 389,000 in the current period to 915,000. We expect growth in Sky Talk customers to continue. Price increases, the increased number of subscribers to our Multiroom, Sky+ and HD products and the launch of new services are expected to generate increased retail revenue on a per subscriber basis.

The operating margin for the current period was 12%, down from 18% in the prior period. This represents continued development and investment in our broadband services and sports rights. In the short term, we expect our operating margin to continue to be impacted by the ongoing investment in broadband services, the new FAPL contract and the non-carriage of our basic channels on cable.

During the current period, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 49,000 to 1,308,000. Following the expiry of an agreement at the end of February 2007, Sky’s Basic Channels ceased to be carried on Virgin Media’s platform. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see "Review of the business – Risk factors”).

Advertising revenue decreased by 2% in the current period. If Sky’s basic channels remain off Virgin Media’s platform, we expect that in the short term our share of UK television advertising revenue will decline. The UK television advertising sector is expected to remain challenging in future periods reflecting the continued wider economic uncertainty.

Sky Bet revenue increased by 20% in the current period. We expect Sky Bet revenue to continue to grow, driven by customer acquisitions to the Sky platform and acquired 365 Media content websites, an improved on-line gaming proposition, and continued strong growth of Sky Poker which launched in February 2007. As a result of the Gambling Act of 2005, regulation in the UK passed to the Gambling Commission from 1 September 2007. From this date, Sky Bet operated an on-shore sportsbook, regulated by the Gambling Commission, and operated gaming products off-shore, regulated by the Alderney Gambling Control Commission. Sky Bet continues to operate measures to prevent US residents using our services.

The Group’s programming costs were lower in the prior period due to a £65 million receipt arising in fiscal 2007 from certain contractual rights under one of the Group’s channel distribution agreements. In the current period programming costs have increased as a result of increased investment in sports rights and the non-recurring nature of the £65 million receipt. In the short term we expect that programming costs will increase due to the non-recurring nature of the £65 million receipt, the anticipated intensifying competition for programming, and as a result of our successful bids for three years of live Rugby League and Football League rights from 2009 and the new FAPL agreement for the 2007/8 to 2009/10 season. However, over the long term the Group expects programming costs to increase at a slower rate than the increase in revenues. We do expect fluctuations in programming expense on an absolute basis as the relative timing of licence period commencement dates for our programming portfolio may differ year on year.

Transmission and related functions costs increased during the current period, and are expected to continue to increase in future periods at a higher rate than the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our Sky Talk service, the launch of retail broadband services and increased depreciation charges.

Marketing costs increased in the current and prior period. We expect marketing costs to increase in the short term, principally due to costs associated with the promotion of our retail subscription services.

Subscriber management costs increased during the current period. We expect that subscriber management costs will increase in future periods due to a greater proportion of Sky+ and HD customers, whose installations carry higher hardware costs than the standard installations, and increased costs associated with our retail broadband services, partly offset by a reduction in the cost of set-top boxes following the purchase of Amstrad.

Administration costs increased in the current and prior period, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.

The Board of Directors is proposing an interim dividend of 7.1 pence per ordinary share, which will result in dividend growth of 8% on the prior period dividend. The Group continues to be cash generative despite the short term ongoing investment in broadband. It is therefore the Board’s aim to maintain a progressive dividend policy through the broadband investment phase, resulting in continued real growth in dividend per share.

We currently believe that our existing cash resources, combined with RCF availability, continue to provide sufficient liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.

Off-balance sheet arrangements

At 31 December 2007, the Group did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the SEC.

Research and development

During the current period, the Group made payments totalling £8 million to a third party for development of encryption technology (2007: half year: £8 million). The Group did not incur any other significant research and development expenditure in the current or prior periods.

Related party transactions

The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis. During the period the Group made purchases of goods and services from News Corporation totalling £100 million (2007: half year: £91 million) and supplied services to News Corporation totalling £20 million (2007: half year: £10 million).

During the period the Group made purchases of goods and services from joint ventures and associates totalling £26 million (2007: half year: £25 million) and supplied services to joint ventures and associates totalling £7 million (2007: half year: £8 million).

On 12 December 2007 the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the Group’s income statement.

For further details of transactions with related parties, see note 11 of the “Condensed consolidated interim financial statements”.

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15

Financial and operating review

continued

Quantitative and qualitative disclosures about market risk

Group treasury activity

The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group’s internal audit team and by its Treasury Committee.

The Group’s principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, and cross-currency swaps, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional and translational currency exposures.

Interest rate risk

The Group has financial exposures to both UK and US interest rates, arising primarily from the Group’s long-term bonds and other borrowings. The Group’s hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. The Group’s bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group’s hedging policy. At 31 December 2007, 74% of borrowings are held at fixed rates after hedging (30 June 2007: 74%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.

The Group’s US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of “A–” or equivalent from Moody’s and Standard & Poor’s. At 31 December 2007, the split of the Group’s aggregate borrowings into their core currencies was US dollar 55% and pounds sterling 45% (30 June 2007: US dollar 57% and pounds sterling 43%).

The Group has designated a number of cross-currency swap agreements as cash flow hedges for 81% (30 June 2007: 81%) of the Group’s exposure to US dollar interest rates, on elements of the Group’s US dollar denominated Guaranteed Notes. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2007, there were no instances where the hedge relationship was not highly effective (31 December 2006: no instances).

The Group has designated a number of interest rate swap agreements as fair value hedges of interest rate risk on 14% (30 June 2007: 14%) of the Group’s debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in profit and loss. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2007, there were no instances where the hedge relationship was not highly effective (31 December 2006: no instances).

Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement.

The fair value of the Group’s debt-related interest rate and currency derivative portfolio at 31 December 2007 was a £226 million net liability, with net notional principal amounts totalling £1,487 million. This compares to a £258 million net liability at 30 June 2007 and net notional principal amounts totalling £1,487 million. The fair value of the Group’s derivative instruments designated as cash flow hedges at 31 December 2007 was a £222 million net liability (30 June 2007: £208 million net liability). The fair value of the Group’s derivative instruments designated as fair value hedges at 30 June 2007 was a £6 million net asset (30 June 2007: £11 million liability).

In November 2004, the Group entered into a £1 billion RCF. At 31 December 2007, the facility was drawn by £55 million (30 June 2007: undrawn). The facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.5% (30 June 2007 0.5%), which is based on a net debt to EBITDA ratio of below 2.00:1 but above 1.00:1. Should the ratio increase above 2.00:1, the margin increases to 0.55%. Should the ratio decrease to 1.00:1 or below, the margin will decrease to 0.45% above LIBOR. The ratio of net debt to EBITDA at 31 December 2007 was 2.1:1 (30 June 2007: 1.8:1), indicating a margin of 0.55% on future drawings.

At 31 December 2007, a one percentage point movement in interest rates would result in a £4 million movement in the Group’s annual net finance cost, defined as annual investment income less finance costs (31 December 2006: £6 million) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.

At 31 December 2007 and 31 December 2006, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.

Foreign exchange risk

The Group’s revenue is substantially denominated in pounds sterling, whilst a proportion of operating expense is denominated in US dollars. In the current period 7% of operating expense (£148 million) was denominated in US dollars (2007: half year: 8% (£141 million)). This expense relates mainly to the Group’s programming contracts with US suppliers.

During the period, the Group managed its currency exposure on US dollar denominated programming contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by the Group are in respect of firm commitments only and those instruments maturing over the year following 31 December 2007 represent approximately 80% (30 June 2007: 80%) of US dollar denominated costs falling due in that year. At 31 December 2007, the Group had outstanding commitments to purchase, in aggregate, US$634 million (30 June 2007: US$634 million) at an average rate of US$1.88 to £1.00 (30 June 2007: US$1.85 to £1.00). In addition, collars were held relating to the purchase of a total of US$257 million (30 June 2007: US$288 million).

The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (30 June 2007: 80%) of the Group’s exposure to US dollar payments on its programming contracts with US movie licensors for a period of five years, thereafter nil (30 June 2007: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement (i.e. when US dollar-denominated trade payables are retranslated and related programming inventory is amortised through the income statement). For collars, hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The

British Sky Broadcasting Group plc Interim Management Report 2008
16

ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.

The Group’s primary euro exposure arises as a result of revenue generated from subscribers in Ireland. Approximately 7% of revenue in the period (2007: half year: 6%) was denominated in euros. The Group’s exposure to euro-denominated revenue is offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, the net position being a euro surplus (30 June 2007: surplus).

During the period 31 million euros were exchanged for US dollars on currency spot markets (2007: half year: 31 million euros), 84 million US dollars were exchanged for pounds sterling on the currency spot markets (2007: half year: 113 million US dollars) and 21 million surplus euros were exchanged for pounds sterling (2007: half year: nil). At 31 December 2007, 46 million euros (£34 million) were retained by the Group (30 June 2007: 61 million euros (£41 million)).

It is the Group’s policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on the Group’s profit for the year of a 10% movement in pounds sterling against all currencies in which it has significant transactions is estimated to be a £12 million (2007: half year: £3 million) movement in the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.

Credit risk

The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counterparties that are all ‘A–’ long-term rating or better and the Group’s policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.

Liquidity risk

To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 31 December 2007, 43% (30 June 2007: 43%) of the Group’s total available funding (including undrawn amounts on our RCF) was due to mature in more than five years. The public bond debt issued in 1999 is repayable in fiscal years 2009 and 2010 and we currently believe that our existing cash resources, combined with RCF availability, will enable us to meet the repayment requirement.

At 31 December 2007, the Group’s RCF was drawn by £55 million (30 June 2007: undrawn). The Group’s undrawn committed bank facilities, subject to covenants, are as follows:

	At 31 December 2007 £m	At 30 June 2007 £m
Expiring in more than two years but not more than three years	945	–
Expiring in more than three years but not more than four years	–	1,000

The Group’s RCF matures on 30 July 2010.

On 3 April 2007, the Group established the EMTN Programme. The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

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Condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 ‘Interim Financial Reporting’

Consolidated Income Statement for the half year ended 31 December 2007

		2008	2007		2007
		Half year	Half year		Full year
	Notes	£m	£m		£m
Revenue	2	2,458	2,220		4,551
Operating expense	3	(2,163)	(1,825)		(3,736)
Operating profit		295	395		815
Share of results of joint ventures and associates		8	6		12
Investment income		19	24		46
Finance costs		(82)	(69)		(149)
Profit on disposal of joint venture	4	67	–		–
Impairment of available-for-sale investment	5	(343)	–		–
(Loss) profit before tax		(36)	356		724
Taxation		(76)	(110)		(225)
(Loss) profit for the period		(112)	246		499
(Loss) earnings per share from (loss) profit for the period (in pence)
Basic	6	(6.4p )	14.0	p	28.4	p
Diluted	6	(6.4p )	14.0	p	28.2	p

The accompanying notes are an integral part of this consolidated income statement.

Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2007

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
(Loss) profit for the period	(112)	246	499
Net (loss) profit recognised directly in equity
Loss on available-for-sale investment	(192)	(207)	(151)
Cash flow hedges	11	(58)	(70)
Tax on cash flow hedges	(3)	17	21
	(184)	(248)	(200)
Amounts reclassified and reported in the income statement
Cash flow hedges	(2)	79	109
Tax on cash flow hedges	–	(23)	(33)
Transfer to profit on impairment of available-for-sale investment	343	–	–
	341	56	76
Net profit (loss) recognised directly in equity	157	(192)	(124)
Total recognised income and expense for the period	45	54	375

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

British Sky Broadcasting Group plc Interim Management Report 2008
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Consolidated Balance Sheet as at 31 December 2007

			31 December	31 December	30 June
			2007	2006	2007
	Notes		£m	£m	£m
Non-current assets
Goodwill	10	d	845	659	741
Intangible assets			283	209	261
Property, plant and equipment			682	593	670
Investments in joint ventures and associates			106	31	34
Available-for-sale investments			611	771	797
Deferred tax assets			47	79	54
Trade and other receivables			36	–	–
Derivative financial assets			8	–	–
			2,618	2,342	2,557
Current assets
Inventories			664	609	384
Trade and other receivables			570	568	524
Short-term deposits			1	202	15
Cash and cash equivalents			389	402	435
Derivative financial assets			5	6	5
			1,629	1,787	1,363
Total assets			4,247	4,129	3,920
Current liabilities
Borrowings			98	548	16
Trade and other payables			1,627	1,469	1,295
Current tax liabilities			138	140	144
Provisions			10	4	8
Derivative financial liabilities			21	36	36
			1,894	2,197	1,499
Non-current liabilities
Borrowings			2,038	1,751	2,014
Trade and other payables			96	63	84
Provisions			37	18	18
Derivative financial liabilities			240	245	258
			2,411	2,077	2,374
Total liabilities			4,305	4,274	3,873
Shareholders’ (deficit) equity	8		(58)	(145)	47
Total liabilities and shareholders’ (deficit) equity			4,247	4,129	3,920

The accompanying notes are an integral part of this consolidated balance sheet.

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Consolidated Cash Flow Statement for the half year ended 31 December 2007

		2008	2007	2007
		Half year	Half year	Full year
	Notes	£m	£m	£m
Cash flows from operating activities
Cash generated from operations	9	429	365	1,007
Interest received		22	32	46
Taxation paid		(80)	(39)	(128)
Net cash from operating activities		371	358	925
Cash flows from investing activities
Dividends received from joint ventures and associates		5	4	9
Net funding to joint ventures and associates		(2)	–	(3)
Purchase of property, plant and equipment		(91)	(131)	(292)
Purchase of intangible assets		(62)	(27)	(64)
Purchase of available-for-sale investments		(7)	(975)	(947)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		(71)	(19)	(104)
Decrease in short-term deposits		14	445	632
Net cash used in investing activities		(214)	(703)	(769)
Cash flows from financing activities
Proceeds from borrowings		54	550	295
Repayment of borrowings		(8)	(191)	(192)
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		16	8	37
Purchase of own shares for ESOP		(23)	(13)	(76)
Purchase of own shares for cancellation		–	(214)	(214)
Interest paid		(86)	(92)	(154)
Dividends paid to shareholders		(156)	(117)	(233)
Net cash used in financing activities		(203)	(69)	(537)
Net decrease in cash and cash equivalents		(46)	(414)	(381)
Cash and cash equivalents at the beginning of the period		435	816	816
Cash and cash equivalents at the end of the period		389	402	435

The accompanying notes are an integral part of this consolidated cash flow statement.

British Sky Broadcasting Group plc Interim Management Report 2008
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Notes to the condensed consolidated interim financial statements

1. Basis of preparation

The unaudited condensed consolidated interim financial statements for the half year ended 31 December 2007 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the EU and issued by the IASB, using accounting policies and methods of computation consistent with those applied in the financial statements for the year ended 30 June 2007.

The consolidated interim financial statements are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2007 Annual Report. The condensed consolidated interim financial statements do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985 and are unaudited for all periods presented. The financial information for the full year ended 30 June 2007 is extracted from the financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The auditors’ report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2008, this date will be 29 June 2008, this being a 52 week year (fiscal year 2007: 1 July 2007, 52 week year). Similarly, the condensed consolidated interim financial statements are based on the Sunday nearest to 31 December in each year. In fiscal year 2008, this date was 30 December 2007 (fiscal year 2007: 31 December 2006). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June, and its condensed consolidated interim financial statements as at 31 December.

2. Revenue

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Retail subscription	1,853	1,638	3,406
Wholesale subscription	88	109	208
Advertising	167	171	352
Sky Bet	24	20	47
Installation, hardware and service	148	119	212
Other	178	163	326
	2,458	2,220	4,551

3. Operating expense

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Programming	858	748	1,539
Transmission and related functions	254	181	402
Marketing	405	375	734
Subscriber management	379	313	618
Administration	267	208	443
	2,163	1,825	3,736

Included within programming for the full year ended 30 June 2007 and half year ended 31 December 2006 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the Group’s June 2006 consolidated financial statements.

Included within administration for the half year ended 31 December 2007 is £12 million (2007: half year £6 million; full year £16 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider (see note 10a)).

4. Profit on disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geograpic Channel’s television operations outside of the US). This realised a profit on disposal of £67 million.

5. Impairment of available-for-sale investment

The impairment of available-for-sale investment relates to the Group’s investment in ITV plc (“ITV”). As required by IAS 39, following a review of the carrying value of the investment in ITV at 31 December 2007, the Group has recognised an impairment loss of £343 million in the current period. The impairment loss was determined with reference to ITV’s closing equity share price of £0.87 at 28 December 2007, the last trading day of the Group’s fiscal half year, and is attributable to the significant and prolonged decline in the equity share price.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 4 February 2008, the equity share price of ITV was £0.79.

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6. Earnings per share

The weighted average number of shares for the period was

	2008	2007	2007
	Half year	Half year	Full year
	Millions of	Millions of	Millions of
	shares	shares	shares
Ordinary shares	1,753	1,765	1,759
ESOP trust ordinary shares	(5)	(3)	(4)
Basic shares	1,748	1,762	1,755
Dilutive ordinary shares from share options	–	1	12
Diluted shares	1,748	1,763	1,767

The calculation of diluted (loss) earnings per share excludes 22 million share options (2007: half year 21 million; full year 17 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share is calculated by dividing the loss or profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believe should be separately identified to help explain underlying performance.

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Reconciliation from (loss) profit for the period to adjusted profit for the period
(Loss) profit for the period	(112)	246	499
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(4)	(8)	(6)
Amount receivable from channel distribution agreement (see note 3)	—	(65)	(65)
Legal costs relating to ongoing claim against EDS (see note 3)	12	6	16
Profit on disposal of joint venture (see note 4)	(67)	—	—
Impairment of available-for-sale investment (see note 5)	343	—	—
Tax effect of above items	(2)	20	17
Adjusted profit for the period	170	199	461

	2008		2007		2007
	Half year		Half year		Full year
	pence		pence		pence
(Loss) earnings per share from (loss) profit for the period
Basic	(6.4	p)	14.0	p	28.4	p
Diluted	(6.4	p)	14.0	p	28.2	p
Adjusted earnings per share from adjusted profit for the period
Basic	9.7	p	11.3	p	26.3	p
Diluted	9.7	p	11.3	p	26.1	p

7. Dividends

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Dividends declared and paid during the period
2006 Final dividend paid: 6.70p per ordinary share	—	117	117
2007 Interim dividend paid: 6.60p per ordinary share	—	—	116
2007 Final dividend paid: 8.90p per ordinary share	156	—	—
	156	117	233

The 2008 interim dividend is 7.1p per ordinary share being £125 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2007.

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Notes to the condensed consolidated interim financial statements

continued

8. Reconciliation of movement in shareholders’ (deficit) equity

					Available-			Total
	Share	Share	ESOP	Hedging	for-sale	Other	Retained	shareholders’
	capital	premium	reserve	reserve	reserve	reserves	earnings	(deficit) equity
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 July 2006	896	1,437	(25)	(52)	–	311	(2,446)	121
Purchase of own equity shares for cancellation	(20)	–	–	–	–	20	(214)	(214)
Recognition and transfer of cash flow hedges	–	–	–	21	–	–	–	21
Revaluation of available-for-sale investment	–	–	–	–	(207)	–	–	(207)
Tax on items taken directly to equity	–	–	–	(6)	–	–	(1)	(7)
Share-based payment	–	–	1	–	–	–	11	12
Profit for the period	–	–	–	–	–	–	246	246
Dividends	–	–	–	–	–	–	(117)	(117)
At 31 December 2006	876	1,437	(24)	(37)	(207)	331	(2,521)	(145)
Recognition and transfer of cash flow hedges	–	–	–	18	–	–	–	18
Tax on items taken directly to equity	–	–	–	(6)	–	–	6	–
Revaluation of available-for-sale investment	–	–	–	–	56	–	–	56
Share-based payment	–	–	(30)	–	–	–	11	(19)
Profit for the period	–	–	–	–	–	–	253	253
Dividends	–	–	–	–	–	–	(116)	(116)
At 30 June 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47
Recognition and transfer of cash flow hedges	–	–	–	9	–	–	–	9
Tax on items taken directly to equity	–	–	–	(3)	–	–	(1)	(4)
Revaluation of available-for-sale investment	–	–	–	–	(192)	–	–	(192)
Impairment of available-for-sale investment	–	–	–	–	343	–	–	343
Share-based payment	–	–	25	–	–	–	(18)	7
Loss for the period	–	–	–	–	–	–	(112)	(112)
Dividends	–	–	–	–	–	–	(156)	(156)
At 31 December 2007	876	1,437	(29)	(19)	–	331	(2,654)	(58)

Purchase of own shares and capital redemption reserve

On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million ordinary shares. On 4 November 2005, the Company’s shareholders approved a resolution at the AGM for the Company to further purchase up to 92 million ordinary shares. During the half year to 31 December 2006, the Company purchased, and subsequently cancelled a further 38 million ordinary shares at an average price of £5.55, with a nominal value of £20 million, for a consideration of £214 million. The nominal value of the shares cancelled has been credited to other reserves.

ESOP reserve

	Number of	Average
	ordinary	price paid
	shares	per share	£m
At 1 July 2006	4,448,876	£5.66	25
Share options exercised during the period	(2,554,144)	£5.64	(14)
Shares purchased by the ESOP during the period	2,400,000	£5.61	13
At 31 December 2006	4,294,732	£5.64	24
Share options exercised during the period	(5,789,290)	£5.61	(32)
Shares purchased by the ESOP during the period	10,100,000	£6.17	62
At 30 June 2007	8,605,442	£6.29	54
Share options exercised during the period	(7,669,536)	£6.26	(48)
Shares purchased by the ESOP during the period	3,500,000	£6.55	23
At 31 December 2007	4,435,906	£6.54	29

Other reserves

The Group’s other reserves include a capital redemption reserve, a foreign currency translation reserve, a merger reserve and a special reserve.

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9. Note to the consolidated cash flow statement

Reconciliation of (loss) profit before taxation to cash generated from operations

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
(Loss) profit before tax	(36)	356	724
Depreciation of property, plant and equipment	77	58	120
Amortisation of intangible assets	43	33	72
Profit on disposal of joint venture	(67)	–	–
Impairment of available-for-sale investment	343	–	–
Net finance costs	63	45	103
Share of results of joint ventures and associates	(8)	(6)	(12)
	415	486	1,007
Increase in trade and other receivables	(95)	(118)	(47)
Increase in inventories	(264)	(294)	(59)
Increase in trade and other payables	366	289	101
Increase (decrease) in provisions	12	(3)	1
(Increase) decrease in derivative financial instruments	(5)	5	4
Cash generated from operations	429	365	1,007

10. Other matters

a) Contingent assets

The Group has served a claim, which is currently being heard in the High Court of Justice, for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

b) Contingent liabilities

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed: (i) a constructive refusal to supply the Group’s basic pay television channels to Virgin Media group for supply via Virgin Media group’s cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group’s television channels as part of the Group’s retail channel offering; and (iii) the Group’s purchase of a significant shareholding in ITV (which purchase was, it is alleged, designed principally to damage Virgin Media group’s ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group’s basic pay television channels to Virgin Media and for the licensing of Virgin Media group’s television channels, for on-supply to the Group’s subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group’s alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group’s allegations that it had infringed Article 82 EC or Chapter II prohibition. A start date for trial has been provisionally set for February 2009. It is, at this stage, too early to estimate the likely outcome of the proceedings.

c) Guarantees

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million to creditors of Hestview Limited (2007: half year £14 million; full year £14 million) and £10 million to creditors of British Sky Broadcasting SA (2007: half year nil; full year nil).

The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £14 million (2007: half year £4 million; full year £4 million).

British Sky Broadcasting Group plc Interim Management Report 2008
24

Notes to the condensed consolidated interim financial statements

continued

10. Other matters (continued)

d) Business combinations

On 5 September 2007, the Group took control of Amstrad Plc (“Amstrad”). The Group purchased 100% of the issued share capital for consideration of £127 million, satisfied by £90 million of cash and £37 million of issued Loan Notes. Amstrad is the parent company of a group of companies involved in the supply of digital television set-top box receiving equipment to Sky. The purchase of Amstrad provides the Group an opportunity to vertically integrate its supply chain, bringing technologies in house and allowing greater involvement in the design and application of products. This transaction has been accounted for under the purchase method.

	Net book	Fair value	Recognised
	value	adjustments	values
	£m	£m	£m
Net assets of Amstrad purchased
Goodwill	1	(1)	–
Intangible assets	3	5	8
Property, plant and equipment	1	–	1
Deferred tax liabilities	–	(2)	(2)
Inventories	16	2	18
Trade and other receivables	16	–	16
Cash and cash equivalents	21	–	21
Trade and other payables	(16)	4	(12)
Provisions for liabilities and charges	(4)	(16)	(20)
	38	(8)	30
Provisional goodwill			97
Total consideration			127
Satisfied by:
Ordinary shares purchased for cash (including the purchase of certain outstanding Amstrad share options)			88
Ordinary shares purchased by the issue of Loan Notes			37
Directly attributable costs			2
Net cash outflow arising on the purchase of Amstrad
Cash paid			90
Cash and cash equivalents purchased			(21)
			69

The Loan Notes were issued during the period as part consideration for the purchase of Amstrad and are repayable at the option of the noteholders either on 31 March or on 30 September in any year between 31 March 2008 and 30 September 2017 when the Loan Notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012, after this date the Group will pay floating six month LIBOR minus 0.500%. The coupon is payable semi-annually.

For the period between the date of purchase and 31 December 2007, Amstrad contributed £6 million to the Group’s revenue, £9 million profit to the Group’s loss before tax and a reduction of 0.5 pence in loss per share. Had the Group taken control of Amstrad on the first day of the period, Group revenue for the period would have been £2,467 million, Group loss for the year would have been £102 million and Group basic loss per share would have been 5.8 pence. Goodwill includes the value that the Group is expecting to generate from the cost synergies of integrating the design and supply chain operations of Amstrad and the work force in place. Goodwill has been determined provisionally because the Group cannot be certain that all assets, liabilities and contingent liabilities have been identified. Initial accounting for the goodwill will be completed within 12 months of the purchase date.

11. Transactions with related parties and major shareholders

a) Entities with joint control or significant influence

 The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Supply of services by the Group	20	10	18
Purchases of goods and services by the Group	(100)	(91)	(195)
Amounts owed by related parties to the Group	2	1	1
Amounts owed to related parties by the Group	(33)	(34)	(36)

Services supplied to News Corporation

During the current period, the Group supplied programming, telephony, airtime, transmission, marketing, set-top boxes and consultancy services to News Corporation.

Purchases of goods and services from News Corporation

During the current period, the Group purchased programming, digital equipment, smart cards and encryption services, set-top box technologies, telephony, advertising, IT services and rental premises from News Corporation companies.

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25

On 18 December 2006, the Group purchased the freehold interest in a commercial property from News International Limited for cash consideration of £5 million. The purchase will facilitate and support the Group’s property development plans. The ultimate parent company of News International Limited is News Corporation.

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities (“BUCS”), in a private placement to certain institutions. Each BUCS is exchangeable for the value of reference shares, which initially consisted of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

Purchase of subsidiary from News Corporation

On 22 November 2006, the Group acquired the entire issued share capital of News Optimus for cash consideration of £4 million resulting in goodwill of £4 million. Prior to that date, News Optimus was a wholly-owned subsidiary of News International Limited.

Purchase of associate interest from News Corporation

On 12 December 2007 the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the consolidated income statement.

b) Joint ventures and associates

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Supply of services by the Group	7	8	15
Purchases of goods and services by the Group	(26)	(25)	(49)
Amounts owed by related parties to the Group	26	23	25
Amounts owed to related parties by the Group	(4)	(3)	(3)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £17 million (2007: half year £16 million; full year £17 million) relating to loan funding. These loans bear interest at rates of three month LIBOR plus 0.45% and one month and six month LIBOR plus 1%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the period was £17 million (2007: half year £16 million; full year £17 million).

The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of three joint ventures: The History Channel (UK), Chelsea Digital Media Limited and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts.

The face value of forward exchange contracts that had not matured as at 31 December 2007 was £7 million (2007: half year £7 million; full year £5 million).

During the current period, US$2 million (2007: half year US$7 million; full year US$13 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$1 million (2007: half year nil; full year US$1 million) was received from joint ventures upon maturity of forward exchange contracts.

During the current period, £1 million (2007: half year £4 million; full year £7 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2007: half year nil; full year nil) was paid to the joint ventures upon maturity of forward exchange contracts.

British Sky Broadcasting Group plc Interim Management Report 2008
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Notes to the condensed consolidated interim financial statements

continued

11. Transactions with related parties and major shareholders (continued)

c) Other transactions with related parties

A close family member of two Directors of the Company has a controlling interest in Shine Limited (“Shine”), in which the Group also has an 11% equity shareholding. During the period, the Group acquired a further 8% of the issued share capital of Shine for cash consideration of £7 million. Following this investment, the Group’s equity shareholding increased from 3% to 11%. During the period, the Group incurred programming and production costs for television of nil (2007: half year nil; full year £3 million) from Shine. At 31 December 2007, 30 June 2007 and 31 December 2006, there were no outstanding amounts due to or from Shine.

A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group. During the period, the Group incurred expenditure of less than £1 million with Freud Entertainment Limited (2007: half year nil; full year £1 million). At 31 December 2007, 30 June 2007 and 31 December 2006 there were no outstanding amounts due to or from Freud Entertainment Limited.

d) Key management

The Group has a related party relationship with the Directors of the Group. At 31 December 2007 there were 13 (2007: half year 14; full year 14) members of key management, all of whom were Directors of the Company. Key management compensation is provided below:

	2008	2007	2007
	Half year	Half year	Full year
	£m	£m	£m
Short-term employee benefits	2	2	5
Share-based payments	2	2	3
	4	4	8

Post employment benefits were less than £1 million in each period.

British Sky Broadcasting Group plc Interim Management Report 2008
27

Supplemental guarantor information

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the half year ended 31 December 2007, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. This supplemental financial information should be read in conjunction with the Condensed consolidated interim financial statements.

Guarantor statements

Supplemental condensed consolidating balance sheet as at 31 December 2007

	Company only	Guarantor subsidiaries	Non- Guarantor subsidiaries	Consolidation adjustments	Group and subsidiaries
	£m	£m	£m	£m	£m
Non-current assets
Goodwill	–	–	845	–	845
Intangible assets	–	206	77	–	283
Property, plant and equipment	22	396	255	9	682
Investments in subsidiary undertakings under the equity method	1,342	950	151	(2,443)	–
Investments in joint ventures and associates	–	–	106	–	106
Available-for-sale investments	–	–	611	–	611
Deferred tax assets	–	15	32	–	47
Trade and other receivables	–	21	–	15	36
Derivative financial assets	79	8	–	(79)	8
	1,443	1,596	2,077	(2,498)	2,618
Current assets
Inventories	–	553	120	(9)	664
Trade and other receivables	401	5,331	4,830	(9,992)	570
Short-term deposits	–	–	1	–	1
Cash and cash equivalents	1	145	243	–	389
Derivative financial assets	–	5	–	–	5
	402	6,034	5,194	(10,001)	1,629
Total assets	1,845	7,630	7,271	(12,499)	4,247
Current liabilities
Borrowings	54	–	44	–	98
Trade and other payables	588	6,057	5,055	(10,073)	1,627
Current tax liabilities	–	138	–	–	138
Provisions	–	2	8	–	10
Derivative financial liabilities	–	21	–	–	21
	642	6,218	5,107	(10,073)	1,894
Non-current liabilities
Borrowings	1,021	1,275	60	(318)	2,038
Trade and other payables	–	41	91	(36)	96
Provisions	–	10	27	–	37
Derivative financial liabilities	240	79	–	(79)	240
	1,261	1,405	178	(433)	2,411
Total liabilities	1,903	7,623	5,285	(10,506)	4,305
Shareholders’ (deficit) equity	(58)	7	1,986	(1,993)	(58)
Total liabilities and shareholders’ (deficit) equity	1,845	7,630	7,271	(12,499)	4,247

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
28

Supplemental guarantor information

continued

Guarantor statements (continued)

Supplemental condensed consolidating balance sheet as at 31 December 2006

			Non-
		Guarantor	guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m
Non-current assets
Goodwill	–	22	637	–	659
Intangible assets	–	169	40	–	209
Property, plant and equipment	23	362	199	9	593
Investments in subsidiary undertakings under the equity method	916	1,132	86	(2,134)	–
Investments in joint ventures and associates	–	–	31	–	31
Available-for-sale investments	1	1	769	–	771
Deferred tax assets	17	34	28	–	79
Derivative financial assets	82	–	–	(82)	–
	1,039	1,720	1,790	(2,207)	2,342
Current assets
Inventories	–	547	62	–	609
Trade and other receivables	1,557	3,520	2,621	(7,130)	568
Short-term deposits	–	–	202	–	202
Cash and cash equivalents	–	382	20	–	402
Derivative financial assets	–	6	–	–	6
	1,557	4,455	2,905	(7,130)	1,787
Total assets	2,596	6,175	4,695	(9,337)	4,129
Current liabilities
Borrowings	548	–	–	–	548
Trade and other payables	1,212	4,507	2,956	(7,206)	1,469
Current tax liabilities	–	110	30	–	140
Provisions	–	1	3	–	4
Derivative financial liabilities	–	36	–	–	36
	1,760	4,654	2,989	(7,206)	2,197
Non-current liabilities
Borrowings	736	1,200	128	(313)	1,751
Trade and other payables	–	12	13	38	63
Provisions	–	6	12	–	18
Derivative financial liabilities	245	82	–	(82)	245
	981	1,300	153	(357)	2,077
Total liabilities	2,741	5,954	3,142	(7,563)	4,274
Shareholders’ (deficit) equity	(145)	221	1,553	(1,774)	(145)
Total liabilities and shareholders’ (deficit) equity	2,596	6,175	4,695	(9,337)	4,129

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
29

Supplemental condensed consolidating balance sheet as at 30 June 2007

			Non-
		Guarantor	guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m
Non-current assets
Goodwill	–	–	741	–	741
Intangible assets	–	191	70	–	261
Property, plant and equipment	23	395	243	9	670
Investments in subsidiary undertakings under the equity method	1,336	754	108	(2,198)	–
Investments in joint ventures and associates	–	–	34	–	34
Available-for-sale investments	–	2	795	–	797
Deferred tax assets	–	11	43	–	54
Derivative financial assets	89	–	–	(89)	–
	1,448	1,353	2,034	(2,278)	2,557
Current assets
Inventories	–	291	93	–	384
Trade and other receivables	299	4,058	4,130	(7,963)	524
Short-term deposits	–	–	15	–	15
Cash and cash equivalents	–	211	224	–	435
Derivative financial assets	–	5	–	–	5
	299	4,565	4,462	(7,963)	1,363
Total assets	1,747	5,918	6,496	(10,241)	3,920
Current liabilities
Borrowings	–	–	16	–	16
Trade and other payables	424	4,669	4,268	(8,066)	1,295
Current tax liabilities	–	144	–	–	144
Provisions	–	4	4	–	8
Derivative financial liabilities	–	36	–	–	36
	424	4,853	4,288	(8,066)	1,499
Non-current liabilities
Borrowings	1,018	1,223	60	(287)	2,014
Trade and other payables	–	28	87	(31)	84
Provisions	–	6	12	–	18
Derivative financial liabilities	258	89	–	(89)	258
	1,276	1,346	159	(407)	2,374
Total liabilities	1,700	6,199	4,447	(8,473)	3,873
Shareholders’ equity (deficit)	47	(281)	2,049	(1,768)	47
Total liabilities and shareholders’ equity	1,747	5,918	6,496	(10,241)	3,920

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
30

Supplemental guarantor information

continued

Guarantor statements (continued)

Supplemental condensed consolidating statement of operations for the period ended 31 December 2007

			Non-
		Guarantor	guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m
Revenue	69	2,122	728	(461)	2,458
Operating expense	(4)	(1,920)	(706)	467	(2,163)
Operating profit	65	202	22	6	295
Share of results of joint ventures and associates	–	–	8	–	8
Share of (losses) profits of subsidiary undertakings	(158)	99	37	22	–
Investment income	27	50	44	(102)	19
Finance costs	(46)	(65)	(52)	81	(82)
Profit on disposal of joint venture	–	–	82	(15)	67
Impairment of available-for-sale investment	–	–	(343)	–	(343)
(Loss) profit before tax	(112)	286	(202)	(8)	(36)
Taxation	–	(47)	(29)	–	(76)
(Loss) profit for the period	(112)	239	(231)	(8)	(112)

See notes to supplemental guarantor statements

Supplemental condensed consolidating statement of operations for the period ended 31 December 2006

			Non-
		Guarantor	guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m
Revenue	65	2,031	510	(386)	2,220
Operating expense	(1)	(1,712)	(487)	375	(1,825)
Operating profit	64	319	23	(11)	395
Share of results of joint ventures and associates	–	–	6	–	6
Share of profits of subsidiary undertakings	210	41	21	(272)	–
Investment income	34	58	26	(94)	24
Finance costs	(44)	(87)	(8)	70	(69)
Profit before tax	264	331	68	(307)	356
Taxation	(18)	(90)	(2)	–	(110)
Profit for the period	246	241	66	(307)	246

See notes to supplemental guarantor statements

Supplemental condensed consolidating statement of operations for the year ended 30 June 2007

			Non-
		Guarantor	guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m
Revenue	132	4,183	1,068	(832)	4,551
Operating expense	(1)	(3,516)	(1,048)	829	(3,736)
Operating profit	131	667	20	(3)	815
Share of results of joint ventures and associates	–	–	12	–	12
Share of (losses) profits of subsidiary undertakings	(122)	(13)	43	92	–
Investment income	614	101	90	(759)	46
Finance costs	(91)	(143)	(86)	171	(149)
Profit before tax	532	612	79	(499)	724
Taxation	(33)	(203)	11	–	(225)
Profit for the year	499	409	90	(499)	499

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
31

Supplemental condensed consolidating statements of cash flow for the period ended 31 December 2007

	Company only £m	Guarantor subsidiaries £m	Non- guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities
Cash generated from operations	–	272	139	18	429
Interest received	–	18	4	–	22
Taxation paid	–	(80)	–	–	(80)
Net cash from operating activities	–	210	143	18	371
Cash flows from investing activities
Dividends received from joint ventures and associates	–	5	–	–	5
Net funding to joint ventures and associates	–	(2)	–	–	(2)
Purchase of property, plant and equipment	–	(52)	(39)	–	(91)
Purchase of intangible assets	–	(56)	(6)	–	(62)
Purchase of available-for-sale investments	–	(7)	–	–	(7)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(71)	–	–	(71)
Decrease in short-term deposits	–	–	14	–	14
Net cash used in investing activities	–	(183)	(31)	–	(214)
Cash flows from financing activities
Proceeds from borrowings	54	–	–	–	54
Repayment of borrowings	–	(8)	–	–	(8)
Proceeds from disposal of shares in ESOP	16	–	–	–	16
Purchase of own shares for ESOP	–	(23)	–	–	(23)
Interest paid	–	(85)	(1)	–	(86)
Dividends paid to shareholders	–	(156)	–	–	(156)
Loans (to) from Group companies	(69)	179	(92)	(18)	–
Net cash from (used in) financing activities	1	(93)	(93)	(18)	(203)
Net increase (decrease) in cash and cash equivalents	1	(66)	19	–	(46)
Cash and cash equivalents at the beginning of the year	–	211	224	–	435
Cash and cash equivalents at the end of the year	1	145	243	–	389

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
32

Supplemental guarantor information

continued

Guarantor statements (continued)

Supplemental condensed consolidating statements of cash flow for the period ended 31 December 2006

	Company only £m	Guarantor subsidiaries £m	Non- guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities
Cash generated from operations	–	362	3	–	365
Interest received	–	22	10	–	32
Taxation paid	–	(39)	–	–	(39)
Net cash from operating activities	–	345	13	–	358
Cash flows from investing activities
Dividends received from joint ventures and associates	–	–	4	–	4
Purchase of property, plant and equipment	–	(60)	(71)	–	(131)
Purchase of intangible assets	–	(19)	(8)	–	(27)
Increase in short-term deposits	–	297	148	–	445
Purchase of available-for-sale investments	–	(975)	–	–	(975)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(19)	–	–	(19)
Net cash (used in) from investing activities	–	(776)	73	–	(703)
Cash flows from financing activities
Proceeds from borrowings	–	550	–	–	550
Repayment of borrowings	–	(189)	(2)	–	(191)
Proceeds from disposal of shares in ESOP	–	8	–	–	8
Purchase of own shares for ESOP	–	(13)	–	–	(13)
Purchase of own shares for cancellation	–	(214)	–	–	(214)
Interest paid	–	(90)	(2)	–	(92)
Dividends paid to shareholders	–	(117)	–	–	(117)
Loans from (to) Group companies	–	94	(94)	–	–
Net cash from (used in) financing activities	–	29	(98)	–	(69)
Net decrease in cash and cash equivalents	–	(402)	(12)	–	(414)
Cash and cash equivalents at the beginning of the year	–	784	32	–	816
Cash and cash equivalents at the end of the year	–	382	20	–	402

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
33

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2007

	Company only £m	Guarantor subsidiaries £m	Non- guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities
Cash generated from (utilised in) operations	–	1,127	(36)	(84)	1,007
Interest received	–	27	19	–	46
Taxation paid	–	(128)	–	–	(128)
Net cash from (used in) operating activities	–	1,026	(17)	(84)	925
Cash flows from investing activities
Dividends received from joint ventures and associates	–	9	–	–	9
Net funding to joint ventures and associates	–	(3)	–	–	(3)
Purchase of property, plant and equipment	–	(136)	(156)	–	(292)
Purchase of intangible assets	–	(42)	(22)	–	(64)
Purchase of available-for-sale investments	–	(947)	–	–	(947)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(104)	–	–	(104)
Decrease in short-term deposits	–	298	334	–	632
Net cash (used in) from investing activities	–	(925)	156	–	(769)
Cash flows from financing activities
Proceeds from borrowings	–	295	–	–	295
Repayment of borrowings	–	(189)	(3)	–	(192)
Proceeds from disposal of shares in ESOP	37	–	–	–	37
Purchase of own shares for ESOP	–	(76)	–	–	(76)
Purchase of own shares for cancellation	(16)	(198)	–	–	(214)
Interest paid	–	(146)	(8)	–	(154)
Dividends paid to shareholders	–	(233)	–	–	(233)
Loans (to) from Group companies	(21)	(128)	65	84	–
Net cash (used in) from financing activities	–	(675)	54	84	(537)
Net (decrease) increase in cash and cash equivalents	–	(574)	193	–	(381)
Cash and cash equivalents at the beginning of the year	–	785	31	–	816
Cash and cash equivalents at the end of the year	–	211	224	–	435

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc Interim Management Report 2008
34

Notes to supplemental guarantor statements

From time to time, the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. At 31 December 2007, five of the Company’s subsidiaries, British Sky Broadcasting Limited (‘‘BSkyB Limited’’) and Sky Subscribers Services Limited (‘‘SSSL’’), BSkyB Investments Limited (‘‘BSkyB Investments’’), BSkyB Publications Limited (‘‘BSkyB Publications’’) and BSkyB Finance UK plc (‘‘BSkyB Finance UK’’), were joint and several guarantors of the Company’s debt securities. The debt securities issued by the Company in 1999 are registered with the SEC, all subsequent debt securities issued are not registered with the SEC. In February 1999, the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750%, respectively. On 31 January 2007, under the terms of the debt securities’ indentures, BSkyB Investments became an acceding guarantor to the Company’s debt securities. On 3 May 2007, BSkyB Publications and BSkyB Finance UK became acceding guarantors to the Company’s debt securities. As a result, in the supplemental income statements and supplemental cash flow statements for the half year ended 31 December 2006 and in the supplemental balance sheet for the half year ended 31 December 2006, BSkyB Investments, BSkyB Publications and BSkyB Finance UK have been transferred from non-guarantor subsidiaries to guarantor subsidiaries.

Supplemental condensed consolidating interim financial information for the guarantors is prepared in accordance with the Group’s IFRS accounting policies applied in the half year ended 31 December 2007, as described in note 1, except to the extent that, for the purposes of the supplemental combining presentation of the guarantor statements, investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company as ‘‘share of profits of subsidiary undertakings’’ in the income statement and as ‘‘investments in subsidiary undertakings under the equity method’’ in the balance sheet, as required by the SEC.

As a result of the early adoption of IFRIC 11 ‘‘IFRS 2 – Group and Treasury Share Transactions’’, the Company now includes the Group’s ESOP in its separate financial statements, rather than within the Non-guarantor subsidiaries. Reclassifications have been performed in the supplemental condensed consolidating balance sheets at 31 December 2006 and in the supplemental condensed consolidating income statement for the half year ended 31 December 2006 to reflect this change in accounting policy. Within the Company only condensed consolidating balance sheet at 31 December 2006, investments in subsidiary undertakings under the equity method decreased by £59 million, trade and other receivables decreased by £24 million, trade and other payables decreased by £59 million and shareholders’ equity decreased by £24 million. In the Guarantor subsidiaries’ condensed consolidating balance sheet at 31 December 2006, trade and other receivables decreased by £59 million and shareholders’ equity decreased by £59 million. In the Non-guarantor subsidiaries’ condensed consolidating balance sheet at 31 December 2006, available-for-sale investments decreased by £24 million and trade and other payables decreased by £24 million. In the Guarantor subsidiaries’ condensed consolidating income statement for the half year ended 31 December 2006, operating expense decreased by £6 million.

This supplemental financial information should be read in conjunction with the interim condensed consolidated financial statements.

British Sky Broadcasting Group plc Interim Management Report 2008
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Glossary of terms

365 Media	365 Media Group plc

ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)

Bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

Churn

The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers

DSL	Digital Subscriber Line

DTH

Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (references throughout to ‘‘DTH subscribers’’ include DSL subscribers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freeview	The free DTT offering available in the UK

GAAP	Generally Accepted Accounting Principles

The Group	BSkyB and its subsidiary undertakings

Half year or fiscal half year	Refers to the six month period ended on the Sunday nearest to 31 December of the given half year period

HD	High Definition Television

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

LLU

Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

Multiroom	Installation of an additional set-top box in the household of an existing subscriber

Ofcom	UK Office of Communications

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels

Disney Cinemagic, MUTV, Chelsea TV and Music Choice Extra. Until 23 July 2006, FilmFour (including the FilmFour multiplex channels, ‘‘FilmFour +1’’ and ‘‘FilmFour Weekly’’) was a Premium Sky Distributed Channel. From 23 July 2006, FilmFour has been broadcast as a free-to-air channel

PVR

Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Set-top box	Digital satellite reception equipment

Sky	British Sky Broadcasting Group plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated Personal Video Recorder (PVR) and satellite decoder

Sky Active	The brand name for Sky’s transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales

British Sky Broadcasting Group plc Interim Management Report 2008
36

Sky Basic Channels

Sky One, (and its simulcast version, Sky One HD), Sky Two, Sky Three, Sky News, Sky Travel Shop, Sky Real Lives (and its multiplex versions, Sky Real Lives +1 and Sky Real Lives 2), Sky Sports News, Sky Arts (including its simulcast version, Sky Arts HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Sky Arts), Sky Vegas, Sky Poker, Flaunt, Bliss (which was named ‘‘The Amp’’ until 2 March 2006) and Scuzz. Flaunt, Bliss and Scuzz were disposed of by the Group on 31 December 2006

Sky Bet	Sky’s betting services, provided through set-top boxes, the internet and via phone

Sky box office	Our pay-per-view service offering movies, sporting events and concerts

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels

Pack 1 (Sky Movies Comedy, Sky Movies Classic, Sky Movies Modern Greats, Sky Movies Family, Sky Movies HD1 and Sky Movies SD1 (simulcast of HD1)), Pack 2 (Sky Movies Action/Thriller, Sky Movies Indie, Sky Movies SciFi/Horror, Sky Movies Drama, Sky Movies HD2 and Sky Movies SD2 (simulcast of HD2)) and Bonus Channels (Sky Movies Premiere and Sky Movies Premiere +1), Sports 1 (Sky Sports 1), Sports 2 (Sky Sports 2), Sports Mix (Sky Sports 1 & 2, Sky Sports HD1 & HD2 plus Sky Sports 3 and Sky Sports Xtra as Bonus Channels)

Sky Talk	Home telephony service provided exclusively for Sky digital subscribers

SMPF	Shared Metallic Path Facility

Transponder	Communication devices on satellites which send programming signals to minidishes

Viewing share	Number of people viewing a channel as a percentage of total viewing audience

WAN	Wide Area Network: Companies link networks at different sites over the internet

British Sky Broadcasting Group plc Interim Management Report 2008
37

Independent review report

Independent review report to British Sky Broadcasting Group plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-year financial report for the six months ended 31 December 2007 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 (UK and Ireland) issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union, and as issued by the International Accounting Standards Board. As disclosed in note 1, the condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
London, UK

5 February 2008

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

British Sky Broadcasting Group plc
Interim Management Report 2008

38

Shareholder information

Board of Directors
Chase Carey
Jeremy Darroch (Chief Executive Officer)
David DeVoe
David Evans
Nicholas Ferguson (Senior Independent Non-Executive Director and Remuneration Committee Chairman)
Andrew Higginson
Allan Leighton (Audit Committee Chairman)
James Murdoch (Chairman)
Jacques Nasser
Gail Rebuck
Lord Rothschild (Deputy Chairman)
Arthur Siskind
Lord Wilson of Dinton (Corporate Governance and Nominations Committee Chairman)

Alternate Directors
David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their alternate Director and in addition have appointed Leslie Hinton as their alternate Director. David Evans has appointed Allan Leighton as his alternate Director.

Company Secretary
Dave Gormley

Financial Calendar
2007/2008 Third quarter results	April 2008
2007/2008 Preliminary results	August 2008
Annual General Meeting	September 2008

Company’s Registered Office
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
Overseas +44 207 705 3000

The Sky Website
The Sky website at www.sky.com details the Company’s product offerings and provides a link to the Company’s corporate website where investor and media information can be accessed.

Registrars
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone 0871 384 2091
www.shareview.co.uk

Shareholder Enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company’s Registrar, Equiniti, whose address is given above.

Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Equiniti for a dividend mandate form.

Dividend Reinvestment Plan
The Company operates a Dividend Reinvestment Plan (‘‘DRIP’’) which enables shareholders to buy the Company’s shares on the London stock market with their cash dividend. Further information about the DRIP is available from Equiniti. The helpline number is 0871 384 2268 from inside the UK and +44 121 415 7173 from overseas.

ADR Depositary
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York NY 10286-1258
USA
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 212 815 3700
www.adrbny.com

Chartered Accountants and Registered Auditor
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Principal Bankers
Royal Bank of Scotland
St Andrew’s Square
Edinburgh EH2 2YB

Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Company Registration Number
2247735

British Sky Broadcasting Group plc
Interim Management Report 2008

39

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: February 7, 2008	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary